First Choice Health Network, Inc.
600 University Street, Suite 1400
Seattle, WA 98101



FAX


To:  Christine Allen       Fax:  (202) 772-9217   Phone:  (202) 551-3652
From:  Stacy Kessel        Fax:  (206) 268-2433   Phone:  (206) 268-2476

Subject:  Form 10-K Comment Letter Draft Response
Date:  October 19, 2005
Number of Pages (including cover):  5

If you do not receive all pages, please notify sender





Hi Christine,

Thank you for taking the time to review our draft response and discussing suggested revisions to our letter. Attached is our revised draft response to your letter dated September 29, 2005

Please call me when you have had an opportunity to discuss this internally.

As you advised, I will wait to file the formal response on Edgar until we have finalized our discussions.

Thanks again.

Sincerely,

Stacy Kessel
CFO
First Choice Health




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